AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON April 9, 2003

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )

                             ALLEGIANT Bancorp, INC.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($0.01 par value)

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   017476 10 2
                      -------------------------------------
                                 (CUSIP Number)

                                 March 31, 2003
                      -------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                [ ]   Rule 13d-1 (b)
                |X|   Rule 13d-1 (c)
                [ ]   Rule 13d-1 (d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  017476 10 2

1    NAME OF REPORTING PERSONS

         First Banks, Inc.
         IRS Employer Identification No. 43-1175538

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                              (a) ---
                                              (b) ---

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Missouri

                                              5     SOLE VOTING POWER
NUMBER OF SHARES                                             231,779
BENEFICIALLY OWNED
BY EACH REPORTING                             6     SHARED VOTING POWER
PERSON WITH                                                     0

                                              7     SOLE DISPOSITIVE POWER
                                                             231,779

                                              8     SHARED DISPOSITIVE POWER
                                                                0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              231,779 shares

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              1.4%

12   TYPE OF REPORTING PERSON (See Instructions)
              CO

ITEM 1     (A) NAME OF ISSUER:

           Allegiant Bancorp, Inc.

           (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           10401 Clayton Road
           St. Louis, Missouri 63131

ITEM 2     (A) NAME OF PERSON FILING:

         The name of the person filing this statement (the "Reporting Person") is First Banks, Inc.

ITEM 2     (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

         The address of the principal business office of the Reporting Person is 135 North Meramec, Clayton, MO 63105.

ITEM 2     (C) CITIZENSHIP:

         First Banks, Inc. is a registered bank holding company incorporated in Missouri and headquartered in St. Louis, County, Missouri

ITEM 2     (D) TITLE OF CLASS OF SECURITIES:

         This statement relates to Common Shares of the Issuer ("Stock").

ITEM 2     (E) CUSIP NUMBER:   017476 10 2

ITEM 3   IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR
                13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a)-(j) Not Applicable

ITEM 4     OWNERSHIP:

         As of March 21, 2003, the Issuer had 16,205,777 Shares of Common Stock outstanding, $0.01 par value according to the Form 10-K filed for the year ended December 31, 2002.

         (a)-(b) The Reporting Person owns 231,779 Shares, which constitutes approximately 1.43% of the Shares outstanding as of March 21, 2003.

         (c) The Reporting Person has the sole power to dispose or direct the disposition of and the sole power to vote or direct the vote of 231,779 Shares.

ITEM 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X }.

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         This item is not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         This item is not applicable.

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

         This item is not applicable.

ITEM 9     NOTICE OF DISSOLUTION OF GROUP.

         This item is not applicable.

ITEM 10    CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 9, 2003


                                          FIRST BANKS, INC.

                                          /s/ Allen H. Blake
                                          --------------------------------------
                                              Allen H. Blake
                                              President, Chief Financial Officer
                                              and Secretary